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                                Filed by: The Santa Cruz Operation, Inc.
                                Pursuant to Rule 425 Under the Securities Act of
                                   1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
                                Subject Company: The Santa Cruz Operation, Inc.
                                   (Commission File No. 000-21484)




FOR IMMEDIATE RELEASE
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CONTACTS:
Lynn Schroeder       Randy Bresee       Tony Baines            Jan Tarzia
Investor Relations   CFO                Corp. Communications   Public Relations
Tel: 831-427-7399    Tel: 831-427-7661  Tel: +44 836 724414    Tel: 831-427-7221
lynnsc@sco.com       randy@sco.com      tonyb@sco.com          jant@sco.com


         SCO ANNOUNCES STAFF REDUCTIONS TO PREPARE FOR SALE OF DIVISIONS
                      TO CALDERA AND IMPROVE PROFITABILITY

             Actions Pave the Way to Execute Business Strategies of
                        Two Pure-Play Software Companies

Santa Cruz, CA (September 7, 2000) - The Santa Cruz Operation, Inc. (SCO) (Nasdaq: SCOC) announced today that, in order to meet the staffing goals of its pending acquisition agreement with Caldera Systems, Inc., as well as to improve its own ongoing profitability, it has reduced its worldwide workforce by 19% or approximately 190 employees. As a direct result of this action, SCO will incur a onetime charge estimated to be between $5 million and $6 million in the quarter ending September 30, 2000.

As previously announced, The Santa Cruz Operation, Inc. has entered into an agreement, pending shareholder and regulatory approval, whereby Caldera Systems, Inc. (Nasdaq: CALD) will acquire the SCO Server Software and Professional Services divisions. Pursuant to this agreement, the companies have completed a process to identify the staff that will be required by each company after the acquisition. These reductions are intended to properly size both organizations to execute their business strategies following the anticipated close of the transaction.

                                     -more-
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SCO Announces Staff Redustions tp Prepare for Sale of Divisions            2-2-2

"In order to be successful, we have to make some tough decisions," said Doug Michels, CEO of The Santa Cruz Operation, Inc. "This reduction will lower expenses to better reflect SCO's recent performance in our server software and professional services divisions. Moreover, we have worked closely with Caldera to ensure that these actions produce staffing results consistent with its future, post-acquisition business model."

SCO's Tarantella division, dedicated to providing industry-leading Tarantella web-enabling software, has already been appropriately sized to accommodate its planned independent business model. As also previously announced, pending shareholder approval, The Santa Cruz Operation, Inc. will be changing its name to Tarantella, Inc.

"The industry leader known worldwide for over 20 years as SCO is about to morph itself along dual and complementary paths," continued Michels. "Tarantella, Inc. will continue to focus on providing best-of-breed enabling technologies and products that connect clients, server-based applications, and networks, while the expertise, experience, and spirit of SCO, the world's leading provider of UNIX System software, will live on at Caldera.

"I believe that today's actions, as painful as such reductions always are, will pave the way for the creation of two world-class, high-growth, pure-play software companies that are leaders in serving their respective markets," Michels concluded. "SCO intends to assist its valued former employees in finding industry positions appropriately suited to the talents and dedication that they have demonstrated in helping make SCO the industry leader it is today."

Safe Harbor Statement:
This press release contains forward-looking statements about reductions in force and organizational changes. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, increases and decreases in the value of investments in third parties, the ability to reduce expenses, impact and success of joint development projects and industry partnerships, conclusion or success

                                    -more-
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SCO Announces Staff Reductions to Prepare for Sale of Divisions           3-3-3

of strategic opportunities, market acceptance of new products, including open source-based products, the impact of competitive products, general market conditions, and other risks detailed from time to time in SCO's SEC filings, including forms 10-Q and 10-K. SCO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

About The Santa Cruz Operation, Inc.
With headquarters in Santa Cruz, CA, The Santa Cruz Operation, Inc. is comprised of three independent divisions -Tarantella, Inc., the Server Software Division, and the Professional Services Division. The Server Software Division is the world's number one provider of UNIX server operating systems. Tarantella, Inc. promotes a range of software technologies and products that web-enable any application instantly, for access by users anywhere. The Professional Services Division helps organizations create and deploy personalized IT strategies. The three divisions sell and support their products and services through a worldwide network of distributors, resellers, systems integrators, and OEMs. For more information, visit SCO's home page at www.scoinc.com.

                                      ###

SCO, The Santa Cruz Operation, the SCO logo, and Tarantella are trademarks or registered trademarks of The Santa Cruz Operation, Inc. in the USA and other countries. UNIX is a registered trademark of The Open Group in the United States and other countries. All other brand or product names are or may be trademarks of, and are used to identify products or services of, their respective owners

Additional information and Where to Find It: It is expected that Caldera will file a Registration Statement on SEC Form S-4 and Caldera and SCO will file a Joint Proxy Statement/Prospectus with the SEC in connection with the Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint
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Proxy Statement/Prospectus and these other documents may also be obtained from
Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://caldera.com or by mail to Caldera Systems, Inc. 240
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West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone
(801) 765-4999 or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com or by mail to The
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Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061,
attention: Investor Relations, telephone (831) 427-7399.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W. Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, NY and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.